

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 16, 2013

<u>Via E-Mail</u>
Mr. Jens Mielke
Chief Financial Officer
HASCO Medical, Inc.
15928 Midway Road
Addison, TX 75001

      Re: HASCO Medical, Inc.
               Form 10-K for the Year Ended December 31, 2012
               Filed March 29, 2013
               Amendment No. 1 to Form 8-K
               Filed on May 1, 2012
               File No. 000-52422

Dear Mr. Mielke:

We issued comments to you on the above captioned filings on August 27, 2013. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by December 30, 2013.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Brian McAllister, Staff Accountant, at (202) 551-3341 or me at (202) 551-3871 if you have any questions.

               Sincerely,

               /s/Tia L. Jenkins

               Tia L. Jenkins
               Senior Assistant Chief Accountant
               Office of Beverages, Apparel, and
               Mining